UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PILGRIM’S PRIDE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72147K 108

(CUSIP Number)

JBS USA Holdings, Inc.

1770 Promontory Circle

Greeley, Colorado 80634

(970) 506-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72147K 108		Page 2 of 27 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOSÉ BATISTA SOBRINHO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 144,140,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 144,140,425 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,140,425 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 27 Pages

SCHEDULE 13D

CUSIP No. 72147K 108		Page 3 of 27 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FLORA MENDONÇA BATISTA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 144,140,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 144,140,425 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,140,425 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 27 Pages

SCHEDULE 13D

CUSIP No. 72147K 108		Page 4 of 27 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOSÉ BATISTA JÚNIOR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 144,140,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 144,140,425 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,140,425 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 4 of 27 Pages

SCHEDULE 13D

CUSIP No. 72147K 108		Page 5 of 27 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VALÉRIA BATISTA MENDONÇA RAMOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 144,140,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 144,140,425 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,140,425 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 27 Pages

SCHEDULE 13D

CUSIP No. 72147K 108		Page 6 of 27 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VANESSA MENDONÇA BATISTA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 144,140,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 144,140,425 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,140,425 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 27 Pages

SCHEDULE 13D

CUSIP No. 72147K 108		Page 7 of 27 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WESLEY MENDONÇA BATISTA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 144,140,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 144,140,425 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,140,425 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 27 Pages

SCHEDULE 13D

CUSIP No. 72147K 108		Page 8 of 27 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOESLEY MENDONÇA BATISTA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 144,140,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 144,140,425 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,140,425 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 27 Pages

SCHEDULE 13D

CUSIP No. 72147K 108		Page 9 of 27 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VIVIANNE MENDONÇA BATISTA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 144,140,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 144,140,425 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,140,425 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 9 of 27 Pages

SCHEDULE 13D

CUSIP No. 72147K 108		Page 10 of 27 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JJBJ PARTICIPAÇÕES LTDA.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 144,140,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 144,140,425 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,140,425 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 10 of 27 Pages

SCHEDULE 13D

CUSIP No. 72147K 108		Page 11 of 27 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JJMB PARTICIPAÇÕES LTDA.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 144,140,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 144,140,425 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,140,425 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 11 of 27 Pages

SCHEDULE 13D

CUSIP No. 72147K 108		Page 12 of 27 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VLBM PARTICIPAÇÕES LTDA.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 144,140,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 144,140,425 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,140,425 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 12 of 27 Pages

SCHEDULE 13D

CUSIP No. 72147K 108		Page 13 of 27 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VNBM PARTICIPAÇÕES LTDA.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 144,140,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 144,140,425 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,140,425 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 13 of 27 Pages

SCHEDULE 13D

CUSIP No. 72147K 108		Page 14 of 27 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VVMB PARTICIPAÇÕES LTDA.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 144,140,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 144,140,425 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,140,425 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 14 of 27 Pages

SCHEDULE 13D

CUSIP No. 72147K 108		Page 15 of 27 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WWMB PARTICIPAÇÕES LTDA.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 144,140,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 144,140,425 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,140,425 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 15 of 27 Pages

SCHEDULE 13D

CUSIP No. 72147K 108		Page 16 of 27 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZMF PARTICIPAÇÕES LTDA.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 144,140,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 144,140,425 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,140,425 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 16 of 27 Pages

SCHEDULE 13D

CUSIP No. 72147K 108		Page 17 of 27 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J&F PARTICIPAÇÕES S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 144,140,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 144,140,425 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,140,425 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 17 of 27 Pages

SCHEDULE 13D

CUSIP No. 72147K 108		Page 18 of 27 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZMF FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 144,140,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 144,140,425 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,140,425 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 18 of 27 Pages

SCHEDULE 13D

CUSIP No. 72147K 108		Page 19 of 27 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JBS S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 144,140,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 144,140,425 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,140,425 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 19 of 27 Pages

SCHEDULE 13D

CUSIP No. 72147K 108		Page 20 of 27 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JBS GLOBAL A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 144,140,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 144,140,425 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,140,425 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 20 of 27 Pages

SCHEDULE 13D

CUSIP No. 72147K 108		Page 21 of 27 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JBS HUNGARY HOLDINGS KFT.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hungary
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 144,140,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 144,140,425 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,140,425 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 21 of 27 Pages

SCHEDULE 13D

CUSIP No. 72147K 108		Page 22 of 27 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JBS USA HOLDINGS, INC. I.R.S. Identification No. 20-1413756
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 144,140,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 144,140,425 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,140,425 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 22 of 27 Pages

Item 1.	Security and Issuer

Item 1 is hereby amended and replaced in its entirety with the following:

This Amendment No.1 (this “Amendment”) amends and supplements the Statement on Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2009 (the “Statement”), with respect to Common Stock, par value $.01 per share (the “Common Stock”), of Pilgrim’s Pride Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1770 Promontory Circle, Greeley, Colorado 80634-9038. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement and each Schedule attached thereto remains unchanged and is incorporated by reference.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and supplemented as follows:

On November 5, 2010, JBS USA completed an acquisition of 7,000,000 shares of Common Stock from Pilgrim Interests, Ltd. in exchange for aggregate consideration of $41,720,000.00 in cash (the “Transaction”), as confirmed in the Letter Agreement, dated as of November 5, 2010 (the “Letter Agreement”), among JBS USA, Pilgrim Interests, Ltd., and Lonnie A. “Bo” Pilgrim. As a result of the Transaction, the Reporting Persons have beneficial ownership of 144,140,425 shares of Common Stock. JBS USA financed the Transaction with cash on hand.

The description of the Letter Agreement in this Amendment is qualified in its entirety by reference to such agreement, which is included with this Amendment as Exhibit 8 and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended and replaced in their entirety with the following:

(a) and (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment and the information set forth in Item 3 of this Amendment and the Statement are hereby incorporated by reference in this Item 5. As a result of the ownership structure and other relationships described in Item 2 of the Statement, each of the Reporting Persons is the beneficial owner, with shared voting and dispositive power with the other Reporting Persons, of the 144,140,425 shares of Common Stock acquired by JBS USA in the Acquisition and the Transaction. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of the Reporting Persons is based on 214,281,914 shares of Common Stock outstanding as of October 29, 2010.

Except as disclosed in the Statement and this Amendment, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the persons listed in Schedules I through V attached to the Statement beneficially owns any shares of Common Stock or has the right to acquire any shares of Common Stock.

Except as disclosed in the Statement and this Amendment, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the persons listed in Schedules I through V attached to the Statement presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock that they may be deemed to beneficially own.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Solely with regard to the Transaction, the Issuer and JBS USA entered into a Waiver to the Stockholders Agreement on November 4, 2010 (the “Waiver”) pursuant to which the Issuer waived (i) the provisions of the Stockholders Agreement that prohibit JBS USA from acquiring, directly or indirectly, any equity interests in the Issuer, (ii) any claims or allegations that the Transaction gives rise to a default in, violation of, or conflict with the Stockholders Agreement or the Restated Certificate of Incorporation, and (iii) reliance on the tax opinions originally issued to the Issuer and JBS USA with regard to the Mandatory Exchange Transaction (as defined in the Restated Certificate of Incorporation) at closing of the Acquisition. In accordance with the Stockholders Agreement and the Restated Certificate of Incorporation, the Equity Nominating Committee and the Audit Committee of the Issuer’s Board of Directors have approved the Waiver.

Page 23 of 27 Pages

The description of the Waiver in this Amendment is qualified in its entirety by reference to such agreement, which is included with this Amendment as Exhibit 9 and incorporated by reference herein.

Concurrently with the Transaction, JBS USA, Pilgrim Interests, Ltd., and Lonnie A. “Bo” Pilgrim entered into the Letter Agreement, which confirms the occurrence of the Transaction and contains certain representations and warranties of each of the parties thereto concerning the Transaction.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated as of January 7, 2010, among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Statement filed with the SEC on January 7, 2010).

2.	Stock Purchase Agreement, dated as of September 16, 2009, between Pilgrim’s Pride Corporation and JBS USA Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on September 18, 2009).

3.	Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (As Modified) dated December 8, 2009 (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on December 10, 2009).

4.	Stockholders Agreement, dated as of December 28, 2009, between Pilgrim’s Pride Corporation and JBS USA Holdings, Inc. (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-A filed with the SEC on December 28, 2009).

5.	Amended and Restated Certificate of Incorporation of Pilgrim’s Pride Corporation, filed with the Secretary of State of the State of Delaware on December 28, 2009 (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-A filed with the SEC on December 28, 2009).

6.	Amended and Restated Corporate Bylaws of Pilgrim’s Pride Corporation, effective as of December 28, 2009 (incorporated by reference to Exhibit 3.2 to the Issuer’s Form 8-A filed with the SEC on December 28, 2009).

7.	Powers of Attorney for the Reporting Persons (incorporated by reference to Exhibit 99.7 to the Statement filed with the SEC on January 7, 2010).

8.	Letter Agreement, dated as of November 5, 2010, among JBS USA, Pilgrim Interests, Ltd., and Lonnie A. “Bo” Pilgrim (filed herewith).

9.	Waiver to the Stockholders Agreement, dated November 4, 2010, between JBS USA and the Issuer (filed herewith).

Page 24 of 27 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2010

JBS USA HOLDINGS, INC.

By:	/s/ Christopher Gaddis
Name:	Christopher Gaddis
Title:	Attorney in Fact

JBS HUNGARY HOLDINGS KFT.

By:	/s/ Christopher Gaddis
Name:	Christopher Gaddis
Title:	Attorney in Fact

JBS GLOBAL A/S

By:	/s/ Christopher Gaddis
Name:	Christopher Gaddis
Title:	Attorney in Fact

JBS S.A.

By:	/s/ Christopher Gaddis
Name:	Christopher Gaddis
Title:	Attorney in Fact

ZMF FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES

By:	/s/ Christopher Gaddis
Name:	Christopher Gaddis
Title:	Attorney in Fact

J&F PARTICIPAÇÕES S.A.

By:	/s/ Christopher Gaddis
Name:	Christopher Gaddis
Title:	Attorney in Fact

JJBJ PARTICIPAÇÕES LTDA.

By:	/s/ Christopher Gaddis
Name:	Christopher Gaddis
Title:	Attorney in Fact

Page 25 of 27 Pages

JJMB PARTICIPAÇÕES LTDA.

By:	/s/ Christopher Gaddis
Name:	Christopher Gaddis
Title:	Attorney in Fact

VLBM PARTICIPAÇÕES LTDA.

By:	/s/ Christopher Gaddis
Name:	Christopher Gaddis
Title:	Attorney in Fact

VNBM PARTICIPAÇÕES LTDA.

By:	/s/ Christopher Gaddis
Name:	Christopher Gaddis
Title:	Attorney in Fact

VVMB PARTICIPAÇÕES LTDA.

By:	/s/ Christopher Gaddis
Name:	Christopher Gaddis
Title:	Attorney in Fact

WWMB PARTICIPAÇÕES LTDA.

By:	/s/ Christopher Gaddis
Name:	Christopher Gaddis
Title:	Attorney in Fact

ZMF PARTICIPAÇÕES LTDA.

By:	/s/ Christopher Gaddis
Name:	Christopher Gaddis
Title:	Attorney in Fact

VIVIANNE MENDONÇA BATISTA

By:	/s/ Christopher Gaddis
Name:	Christopher Gaddis
Title:	Attorney in Fact

JOESLEY MENDONÇA BATISTA

By:	/s/ Christopher Gaddis
Name:	Christopher Gaddis
Title:	Attorney in Fact

Page 26 of 27 Pages

WESLEY MENDONÇA BATISTA

By:	/s/ Christopher Gaddis
Name:	Christopher Gaddis
Title:	Attorney in Fact

VANESSA MENDONÇA BATISTA

By:	/s/ Christopher Gaddis
Name:	Christopher Gaddis
Title:	Attorney in Fact

VALÉRIA BATISTA MENDONÇA RAMOS

By:	/s/ Christopher Gaddis
Name:	Christopher Gaddis
Title:	Attorney in Fact

JOSÉ BATISTA JÚNIOR

By:	/s/ Christopher Gaddis
Name:	Christopher Gaddis
Title:	Attorney in Fact

FLORA MENDONÇA BATISTA

By:	/s/ Christopher Gaddis
Name:	Christopher Gaddis
Title:	Attorney in Fact

JOSÉ BATISTA SOBRINHO

By:	/s/ Christopher Gaddis
Name:	Christopher Gaddis
Title:	Attorney in Fact

Page 27 of 27 Pages

Exhibit 8

EXECUTION VERSION

LETTER AGREEMENT

LETTER AGREEMENT, dated as of November 5, 2010 (this “Agreement”), among JBS USA HOLDINGS, INC., a Delaware corporation (the “Purchaser”), LONNIE A. “BO” PILGRIM (“Pilgrim”) and PILGRIM INTERESTS, LTD. (“PIL”, together with Pilgrim, the “Seller Parties”).

RECITALS:

WHEREAS, in exchange for the aggregate consideration of U.S.$41,720,000.00, on the date hereof, PIL sold, assigned, transferred, conveyed and delivered to the Purchaser 7,000,000 shares of common stock of Pilgrim’s Pride Corporation (the “Reorganized Company”), par value $0.01 per share (the “Shares”), for $5.96 per Share, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, and agreements set forth herein, the parties agree as follows:

1.1 Representations and Warranties of the Parties. The Seller Parties, jointly and severally, hereby represent and warrant to the Purchaser, and the Purchaser hereby represents and warrants to the Seller Parties, as applicable, that:

(a) Organization; Authority. Each of PIL and the Purchaser is an entity duly organized and validly existing under the laws of the state of its organization. The execution, delivery and performance by each of PIL and the Purchaser of this Agreement and the consummation by each of the transactions contemplated hereby have been duly authorized by all requisite action on the part of each. This Agreement has been duly and validly executed and delivered by each of PIL and the Purchaser and, assuming due authorization, execution and delivery by each other party, this Agreement is a valid and binding obligation of each of PIL and the Purchaser hereto enforceable against such party in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

(b) No conflict. Neither the execution and delivery by PIL or the Purchaser of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance by PIL or the Purchaser with any of the provisions hereof will (A) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any Encumbrance upon any of the material properties or assets of such party or the Shares or (B) violate any law, statute, ordinance, rule, regulation, permit, concession, grant, franchise or any judgment, ruling, order, writ, injunction or decree applicable to the party or any of its material properties or assets or the Shares, except as, in the case of clauses (A) and (B), would not be reasonably expected to materially adversely affect the party’s ability to comply with the obligations of this Agreement.

1

EXECUTION VERSION

(c) Sophisticated Investor. Each of Pilgrim, PIL and the Purchaser (a) either alone or together with its representatives, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the transactions contemplated herein and has so evaluated the risks and merits of such transactions, and (b) understands the terms of and risks associated with the sale of the Shares. As of the date hereof, all parties qualify as an “accredited investor” as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).

(d) Non-public Information; Access to Information. Each of Pilgrim, PIL and Purchaser acknowledges that the other may currently possess or may be deemed to possess material, non-public information with respect to the Shares. Each of the parties waives its right to assert and releases any claims it may have against the other party for non-disclosure of the material, non-public information. However, each party has the access to the information necessary to make the decision to consummate the transactions contemplated herein, and waives any claims against the other parties related to the information that is not accessible.

(e) Consents. Other than the securities or blue sky laws of the various states and the filings required by the Securities Exchange Act of 1934, as amended, no material notice to, registration, declaration or filing with, exemption or review by, or authorization, order, consent or approval of, any governmental authority or body, any court, administrative agency or commission or other governmental authority or instrumentality, whether federal, state, local or foreign, or any applicable self-regulatory organization, nor expiration or termination of any statutory waiting period, is necessary for the consummation of the transactions contemplated herein.

1.2 Representations and Warranties of the Sellers. Except as provided in part (e) of this Section, the Seller Parties, jointly and severally, hereby represent and warrant to the Purchaser as follows:

(a) Title to the Shares. PIL is the beneficial and record owner of the Shares, and PIL has the absolute right to sell, assign, convey, transfer and deliver the Shares and all rights and benefits incident to the ownership thereof. Such rights and benefits are transferable by PIL to the Purchaser and the Shares are free and clear of all security interests, pledges, hypothecation, mortgages, liens or encumbrances (collectively, “Encumbrances”), including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership (other than any Encumbrances arising from Purchaser’s acquisition or ownership of the Shares or provided for in this Agreement). The transaction contemplated herein will (i) pass all of the Seller’s rights and interests in the Shares to the Purchaser, free and clear of all Encumbrances (other than arising from Purchaser’s acquisition or ownership of the Shares or provided for in this Agreement), and (ii) convey, free and clear of all Encumbrances (other than arising from Purchaser’s acquisition or ownership of the Shares or provided for in this Agreement), any and all rights and benefits incident to the ownership of such Shares.

(b) Acquisition of the Shares; No General Solicitation. The Shares were originally acquired from the Reorganized Company and fully paid for by PIL not with a view to, or for sale in connection with, any distribution, resale or public offering of the Shares or any part thereof in violation of the Securities Act. Neither PIL nor any person acting at its direction has offered the Shares by any form of “general solicitation” or “general advertising,” including but not limited to the methods described in Rule 502(c) promulgated under the Securities Act.

2

EXECUTION VERSION

(c) Advice; Reliance. PIL has independently evaluated the merits of its decision to sell the Shares, such decision has been independently made by PIL and PIL confirms that it has only relied on the advice of its own business and/or legal counsel in making such decision and has not relied upon any representation or warranty of the Purchaser, except for those expressly made herein.

(d) Bankruptcy. PIL is not under the jurisdiction of a court in a Title 11 or similar case (within the meaning of Internal Revenue Code 368(a)(3)(A) (or related provisions)) or involved in any insolvency proceeding or reorganization.

(e) Securities Act. PIL hereby represents and warrants to the Purchaser that pursuant to an appropriate exemption under the Securities Act, the transactions contemplated by this Agreement are exempt from the registration requirements of Section 5 of the Securities Act; provided, that, the representations and warranties of the Purchaser herein are true and correct as of the date hereof.

1.3 Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Seller Parties as follows:

(a) Investment Intent. The Purchaser hereby represents and warrants that the Shares are being acquired from PIL not with a view to, or for sale in connection with, any distribution, resale or public offering of the Shares or any part thereof in violation of the Securities Act. The Purchaser acknowledges that the Shares have not been registered under the Securities Act or applicable state and other securities laws by reason of an exemption from the registration provisions of the Securities Act and applicable state and other securities laws, the availability of which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser further acknowledges that the Shares may not be offered, sold or otherwise transferred except pursuant to an effective registration statement under the Securities Act or pursuant to a transaction exempt from the registration requirements of the Securities Act, and in each case in compliance with applicable state securities laws.

(b) Advice; Reliance. The Purchaser has independently evaluated the merits of its decision to purchase the Shares, such decision has been independently made by the Purchaser and the Purchaser confirms that it has only relied on the advice of its own business and/or legal counsel in making such decision and has not relied upon any representation or warranty of the Seller Parties, except for those expressly made herein.

1.4 Delaware law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State, including all matters of construction, validity and performance.

1.5 No Third Party Beneficiaries. This agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted successors, and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

3

EXECUTION VERSION

1.6 Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.

[Remainder of Page Intentionally Left Blank.]

4

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first herein above written.

JBS USA HOLDINGS, INC.

By:	/s/ Dennis Roerty
Name:	Dennis Roerty
Title:	Treasurer

LONNIE A. “BO” PILGRIM

By:	/s/ Lonnie A. “Bo” Pilgrim

PILGRIM INTERESTS, LTD.

By:	/s/ Lonnie A. “Bo” Pilgrim
Name:	Lonnie A. “Bo” Pilgrim, trustee of the Lonnie A. Pilgrim 1998 Revocable Trust
Title:	Managing Partner

Exhibit 9

EXECUTION VERSION

WAIVER TO THE STOCKHOLDERS AGREEMENT

THIS WAIVER effective as of November 4, 2010 (this “Waiver”), relates to that certain Stockholders Agreement, dated December 28, 2009 (the “Stockholders Agreement”), between JBS USA Holdings, Inc. (“JBS USA”) and Pilgrim’s Pride Corporation (the “Reorganized Company”). All capitalized terms used in this Waiver and not otherwise defined herein, shall have the meaning given to them in the Stockholders Agreement.

WHEREAS, JBS USA, Lonnie “Bo” Pilgrim (the “Founder Director”), and Pilgrim Interests, Ltd. (the “Trust”), desire to enter into a transaction for the sale of 7,000,000 shares of Common Stock by the Trust to JBS USA (the “Transaction”);

WHEREAS, Section 2.01 of the Stockholders Agreement provides that JBS USA may not acquire any shares of Common Stock during the Standstill Period, which is ongoing at this time;

WHEREAS, Section 5.01(c) of the Stockholders Agreement provides that JBS USA and the Reorganized Company will each use commercially reasonable efforts to ensure that the Mandatory Exchange Transaction, set forth and defined in Section 8.2 of the Amended and Restated Certificate of Incorporation of the Reorganized Company (the “Certificate of Incorporation”), will not result in the recognition of a gain or loss by the Minority Investors;

WHEREAS, Section 5.01(b) of the Stockholders Agreement provides that JBS USA and the Reorganized Company will each report the Mandatory Exchange Transaction as a non-taxable transaction described in section 368 of the Code to all taxing authorities, unless counsel of either party advises that there is no reasonable basis for taking such position;

WHEREAS, the Transaction may affect the continued validity of the tax opinions rendered by Shearman & Sterling LLP and Baker & McKenzie on December 28, 2009 (the “Original Tax Opinions”) regarding the anticipated U.S. federal income tax consequences of the Mandatory Exchange Transaction and as a non-taxable transaction described in section 368 of the Code;

WHEREAS, Shearman & Sterling LLP has provided the Company with an updated tax opinion (the “Revised Tax Opinion”) regarding the anticipated U.S. federal income tax consequences of the Mandatory Exchange Transaction, assuming that the Transaction is consummated, which provides substantially the same assurance as the Original Tax Opinions that the Mandatory Exchange Transaction can be implemented in a form that should qualify as a “non-recognition transaction” in which the exchanging shareholders recognize no gain or loss for U.S. federal income tax purposes;

WHEREAS, the Transaction will not result in the recognition of a gain or loss by the Minority Investors (other than the Trust) or the Company, and the completion of the Transaction would not otherwise adversely affect or could not be reasonably expected to adversely affect, in any material respect, the tax consequences of the Mandatory Exchange Transaction to a Minority Investor.

1

EXECUTION VERSION

WHEREAS, based on such assurances and the determination by the Audit Committee of the Reorganized Company and the Equity Nominating Committee that the completion of the Transaction will not adversely affect, and could not be reasonably expected to adversely affect, in any material respect, the rights of the Minority Investors, as a class, and that the Transaction is in the best interest of the Company and its stockholders, including the Minority Stockholders, the Reorganized Company, acting through the Equity Nominating Committee in accordance with Section 6.21 of the Stockholders Agreement, wishes to waive the provisions of Section 2.01 of the Stockholders Agreement with regard to the Transaction.

NOW, THEREFORE, in consideration of the premises set forth above and the rights and obligations contained herein, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the parties agree as follows:

SECTION 1 Waivers. The Reorganized Company, acting through the Equity Nominating Committee, hereby waives:

(a) the application of Section 2.01 of the Stockholders Agreement to the acquisition by JBS USA of beneficial ownership of any equity interests of the Reorganized Company pursuant to the Transaction;

(b) any claim or allegation that the Transaction gives rise to a default in, violation of, or conflict with the Stockholders Agreement, the Certificate of Incorporation; and

(c) reliance on the Original Tax Opinions as a condition to the Mandatory Exchange Transaction, provided that the Revised Tax Opinion has been issued to the effect that the Mandatory Exchange Transaction can be implemented in a form that should qualify as a “non-recognition transaction” in which the exchanging shareholders recognize no gain or loss for U.S. federal income tax purposes, and the Mandatory Exchange Transaction is implemented in such a form.

SECTION 2 No Waiver. Except as expressly set forth herein, the provisions of the Stockholders Agreement shall remain in full force and effect, including the obligation of the Parties each to use commercially reasonable efforts to ensure that the Mandatory Exchange Transaction will not result in gain or loss by the Minority Investors, and to report the Mandatory Exchange Transaction as a non-taxable transaction, unless counsel to either Party advises that there is no reasonable basis for taking such position.

SECTION 3 Audit Committee. The audit committee of the Reorganized Company (the “Audit Committee”) has reviewed, evaluated and approved the Transaction and this Waiver in accordance with Section 11.1 of the Certificate of Incorporation.

SECTION 4 Implementation of Transaction. In furtherance of this Waiver, the Equity Committee and the Audit Committee grant the directors and officers of the Reorganized Company the right and ability to perform all actions, execute all documents (including without limitation amending Article V of the Stockholders Agreement to permit the implementation of the Mandatory Exchange Transaction in a manner consistent with any of the forms contemplated by the Revised Tax Opinion; provided that, at the time of implementation, the Parties reasonably believe that the selected form of the Mandatory Exchange Transaction

2

EXECUTION VERSION

should qualify as a transaction in which the exchanging shareholders recognize no gain or loss for U.S. federal income tax purposes, and is at least reasonably comparable to the other available forms contemplated by the Revised Tax Opinion in terms of likelihood of such qualification) and take all further action necessary or required to (a) implement the Transaction as contemplated by this Waiver, and (b) effect the Mandatory Exchange Transaction on the bases outlined in the Revised Tax Opinion; provided that the Parties comply with Section 5.01(c) of the Stockholders Agreement.

SECTION 5 Incorporation of Provisions of Stockholders Agreement. The provisions of Sections 6.06 to 6.11 and Sections 6.13 to 6.20 of the Stockholders Agreement are hereby incorporated by reference.

[Remainder of page intentionally left blank]

3

IN WITNESS WHEREOF, the parties hereto have executed this Waiver as of the date first set forth above.

PILGRIM’S PRIDE CORPORATION

By:	/s/ Michael Cooper
Name:	Michael Cooper
Title:	Chairman of the Audit Committee

JBS USA HOLDINGS, INC.

By:	/s/ Dennis Roerty
Name:	Dennis Roerty
Title:	Treasurer